EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 38 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, March 03, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 38 (the “Series 38 Shares”) (TSX: BN.PF.E) for the five years commencing April 1, 2025 and ending March 31, 2030.

If declared, the fixed quarterly dividends on the Series 38 Shares during the five years commencing April 1, 2025 will be paid at an annual rate of 5.185% ($0.3240625 per share per quarter).

Holders of Series 38 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 17, 2025, to convert all or part of their Series 38 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 39 (the “Series 39 Shares”), effective March 31, 2025. The quarterly floating rate dividends on the Series 39 Shares will be paid at an annual rate, calculated for each quarter, of 2.55% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2025 to June 30, 2025 dividend period for the Series 39 Shares will be 1.34331% (5.388% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.3358275 per share, payable on June 30, 2025.

Holders of Series 38 Shares are not required to elect to convert all or any part of their Series 38 Shares into Series 39 Shares.

As provided in the share conditions of the Series 38 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 38 Shares outstanding after March 31, 2025, all remaining Series 38 Shares will be automatically converted into Series 39 Shares on a one-for-one basis effective March 31, 2025; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 39 Shares outstanding after March 31, 2025, no Series 38 Shares will be permitted to be converted into Series 39 Shares. There are currently 7,906,132 Series 38 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 39 Shares effective upon conversion. Listing of the Series 39 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Media:	Investor Relations:
Kerrie McHugh	Katie Battaglia
Tel: (212) 618-3469	Tel: (212) 776-2252
Email: kerrie.mchugh@brookfield.com	Email: katie.battaglia@brookfield.com